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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                         HUMAN PHEROMONE SCIENCES, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    44485Q203
                                 (CUSIP Number)


                                 CHIEN-KANG YANG
                    2221 OLD OAKLAND ROAD, SAN JOSE, CA 95131
                                 (408) 456-0897
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                _________________

             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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         CUSIP No. 44485Q203

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Chien-Kang Yang
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
     Taiwan (Republic of China)
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               7.   Sole Voting Power
  NUMBER OF         None
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           None
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           None
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    None
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     None
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     0%
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14.  Type of Reporting Person (See Instructions)
     IN
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                                INTRODUCTORY NOTE

         This Amendment No. 1 to Schedule 13D amends the Initial Statement on
Schedule 13D of Chien-Kang Yang (the "Reporting Person") filed with the Securities and Exchange Commission (the "Commission") on December 30, 2005, and is being filed to reflect the sale by the Reporting Person of all of his shares of common stock in Human Pheromone Sciences, Inc.

ITEM 1. SECURITY AND ISSUER

         The title of the class of equity securities to which this statement relates is Common Stock ("Issuer Common Stock") of Human Pheromone Sciences, Inc., a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 84 West Santa Clara Street, Suite 720, San Jose, CA 95113.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) The name of the person filing this statement is Chien-Kang Yang, hereinafter sometimes referred to as the "Reporting Person."

         (b) The principal business address and the principal office of the Reporting Person is: 2221 Old Oakland Road, San Jose, CA 95113.

         (c) The Reporting Person's principal occupation or employment is as the chief executive officer of a telecom/data entry services company, with a business address at 2221 Old Oakland Road, San Jose, CA 95113.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

         (f) Taiwan (Republic of China)

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person originally acquired 657,723 shares of Issuer Common Stock on March 10, 2006 for aggregate consideration consisting of $328,861.50 in cash, in accordance with an accord and satisfaction agreement (the "Agreement") dated December 20, 2005. The Reporting Person disposed of the Issuer's Common Stock for $328,861.50 in cash by sale to Renovatio Global Funds on March 10, 2006.

ITEM 4. PURPOSE OF TRANSACTION.

         The Reporting Person disposed of the Issuer's Common Stock held by him in connection with the Agreement described in Item 3.

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         Except as described in this Item 4, the Reporting Person has no plans or proposals that would result in any of the transactions described in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a)      See Rows 11 and 13 of the Cover Page.

         (b)      See Rows 7 through 10 of the Cover Page.

         (c) During the past sixty days, the only transactions by the Reporting Person involving the Issuer's Common Stock are described in Item 3 above.

         (d) To the best knowledge of the Reporting Person, no other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock reported in
Item 5(a).

         (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities on March 10, 2006.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

         None.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REPORTING PERSON:



Date: March 14, 2006                    By: /s/ Chien-Kang Yang
                                            --------------------------------
                                            Name: Chien-Kang Yang